UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          eLocity Networks Corporation
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   290133 10 7
                                 (CUSIP Number)


         Sandra Jorgensen, 26 Blue Anchor Cay Road, Coronado, California
       90118, (619)575-7904 (Name, address and telephone number of person authorized to receive notices and communications)


                                 April 15, 2002
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).








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                                  SCHEDULE 13D
CUSIP No. 739272 20-1                     Page 2 of 12 Pages including Exhibits

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Anchor Holdings, Inc., a Nevada corporation ("Anchor") fka "Diversified Holdings - VI, Inc"

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (X )
                                                                       (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
Anchor is Incorporated in the State of Nevada.

                           7)  SOLE VOTING POWER                     23,000,000
NUMBER OF
SHARES
                           ----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER                            0
OWNED BY
EACH
                           ----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER                23,000,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                      0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,000,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%

14)  TYPE OF REPORTING PERSON
CO









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                                  SCHEDULE 13D

CUSIP No. 739272 20-1                     Page 2 of 12 Pages including exhibits

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sandra Jorgensen ("Jorgensen")

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (X )
                                                                       (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [  ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION Jorgensen is a United States Citizen.

                           7)  SOLE VOTING POWER                              0
NUMBER OF
SHARES
                           ----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER                   23,000,000
OWNED BY
EACH
                           ----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER                         0
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER             23,000,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,000,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%

14)  TYPE OF REPORTING PERSON
IN









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Item 1.  Security and Issuer

This schedule relates to common stock, par value $0.001 per share, of eLocity Networks Corporation ("Common Stock"). eLocity Networks Corporation ("eLocity") is a Delaware corporation with principal offices at 26 Blue Anchor Cay Road, Coronado, California 90118.

 Item 2. Identity and Background

 (a) This schedule is filed by Anchor Holdings, Inc., a Nevada corporation ("Anchor"); and Sandra Jorgensen, an individual ("Jorgensen").

 (b) The business address for Anchor, and Jorgensen is 26 Blue Anchor Cay Road, Coronado, California 90118.

 (c) Anchor is a start up company and has conducted no substantial business. The principal business of Jorgensen is president of eLocity.

(d) Neither Anchor nor Jorgensen has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years, neither Anchor, nor Jorgensen has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Anchor is a Nevada corporation.  Jorgensen is a United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Anchor

The 23,000,000 shares that are the impetus for filing this schedule were acquired by Anchor from Thomas Clay and Mark Schellenberger ("Sellers") pursuant to an Acquisition Agreement. Pursuant to the Agreement, Sellers agreed to sell to Anchor Holdings, Inc. 23,000,000 shares of eLocity common stock for cash in the amount of $280,000.

23,000,000 shares are attributed beneficially to Jorgensen as president and sole shareholder of Anchor. Anchor owns 23,000,000 shares of eLocity stock (64.8%).

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition of securities of the Issuer and describes any plans or proposals resulting in material transactions with eLocity. Anchor is a start up company that has conducted no business operations. Jorgensen is an individual who serves as president of eLocity.





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Neither Anchor, nor Jorgensen have any current plans to purchase additional shares or to dispose of any of their shares in eLocity Networks Corporation.

Anchor obtained its eLocity shares for investment purposes and has no current plans to purchase additional shares or to dispose of any of its shares in eLocity. Jorgensen, to whom beneficial ownership of the eLocity shares are attributed likewise has no current plans to cause Anchor to purchase additional shares or to dispose of any of its shares in eLocity. Following the acquisition of the 23,000,000 shares of eLocity by Anchor, the existing officers and directors of eLocity resigned and were replaced by Sandra Jorgensen as the sole officer and director of eLocity. Neither Anchor, nor Jorgensen is aware of any current plans or proposals, which would involve any extraordinary corporate transaction, involve any sale or transfer of a material amount of the corporation's assets, involve any additional change in the directors or management of the corporation, change its dividend policies, involve a change in the corporation's business or corporate structure, or change its charter or by-laws or the status of the common stock of the corporation. Anchor and Jorgensen do plan to increase the number of authorized common shares to three billion shares and change the name of the Corporation to "Diversified Financial Resources Corporation." They also intend to look for a business which can be acquired by the Corporation.

Item 5.  Interest in Securities of the Issuer

(a) (i) The aggregate number of the class of securities, identified pursuant to
Item 1, owned by Anchor is 23,000,000. The percentage of the class of securities, identified pursuant to Item 1,owned by Anchor is 64.8%. (ii)The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by Jorgensen is 23,000,000. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Jorgensen is 64.8%.

(b) (i) For Anchor the number of shares as to which there is sole power to vote or to direct the vote is 23,000,000, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 23,000,000, the number of shares with shared power to dispose or to direct the disposition is 0. Anchor is a shell company and has no substantial business at this time. (ii) For Jorgensen the number of shares as to which there is sole power to vote or to direct the vote is 0, the number of shares with the shared power to vote or to direct the vote is 23,000,000, the number of shares with the sole power to dispose or to direct the disposition is 0, the number of shares with shared power to dispose or to direct the disposition is 23,000,000. The principal business of Jorgensen is to act as president of eLocity.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         A. Attached as Exhibit A is a copy of the Acquisition Agreement between Anchor and Sellers.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Anchor Holdings, Inc., a Nevada corporation


Date:4/15/02                                   /s/ Sandra Jorgensen
     ---------------                        ----------------------------
                                            Sandra Jorgensen, President


      4/15/02                                    /s/ Sandra Jorgensen
Date: -------                               ------------------------------
                                            Sandra Jorgensen, an Individual

 Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).

N

EXHIBIT 1

STOCK PURCHASE AGREEMENT


                  STOCK PURCHASE AGREEMENT, dated as of April 9, 2002, by and among Anchor Holdings, Inc., a Nevada corporation (the "Company"), and Thomas Clay and Mark Schellenberger (the "Sellers").
W I T N E S S E T H:
- - - - - - - - - -

                  WHEREAS, the Sellers own twenty four million shares of common stock, $0.001 par value per share, of eLocity Networks Corporation, a Delaware corporation ("eLocity"), which shares constitute 67% of the issued and outstanding shares of capital stock of eLocity; and

                  WHEREAS, the Company desires to acquire from the Sellers, and the Sellers desire to sell to the Company, twenty three million of the eLocity Shares (the "eLocity Shares") in exchange for cash in the amount of two hundred eighty thousand dollars ($280,000), on the terms and conditions set forth below.

                  NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

SALE OF SHARES
                  1.1 Exchange of Shares. Subject to the terms and conditions of this Agreement, on the Closing Date (as hereinafter defined): (a) The Company shall pay to Sellers the sum of twenty five thousand dollars ($25,000) in cash and deliver to Sellers a promissory note, secured by the eLocity Shares, requiring five monthly payments of $10,000 and a sixth and final monthly payment of $205,000, for a total payment of $280,000. Payments shall commence on May 31, 2002, approximately forty five (45) days following the closing. (b) Sellers shall deliver to the Company 23,000,000 eLocity Shares along with appropriately executed stock powers endorsed in favor of the Company.
                  1.2 Time and Place of Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place at the Company's office, or by telephone conference, on April 15, 2002 (the "Closing Date") at 10:00 A.M., Pacific Daylight Savings Time, or at such other place as the Company and the Sellers may agree.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
                  Sellers represent and warrant, jointly and severally to the Company that:
                  2.1      Due Organization and Qualification


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                  eLocity is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation, with full corporate power and authority to own, lease and operate its business and properties and to carry on its business in the places and in the manner as presently conducted or proposed to be conducted. eLocity is in good standing as a foreign corporation in each jurisdiction in which the properties owned, leased or operated, or the business conducted, by it requires such qualification except for any such failure, which when taken together with all other failures, is not likely to have a material adverse effect on the business of eLocity taken as a whole.

                  2.2 Capitalization. The authorized capital stock of eLocity immediately prior to giving effect to the transactions contemplated hereby consists of 200,000,000 shares of Common Stock, no par value per share, of which 35,494,656 shares are issued and outstanding as of the date hereof.

                  2.3 Financial Statements. Exhibit 1 to the Disclosure Schedule contains copies of eLocity's financial statements for the year ended December 31, 2001 (such statements being the "eLocity Financial Statements"). eLocity's Financial Statements, together with the notes thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout all periods presented, subject to audit adjustments, which are not expected to be material. Such statements present fairly the financial position of eLocity as of the dates and for the periods indicated. The books of account and other financial records of the eLocity have been maintained in accordance with good business practices.

                  2.4 Further Financial Matters. eLocity has no material liabilities or obligations, whether secured or unsecured, accrued, determined, absolute or contingent, asserted or unasserted or otherwise, which are required to be reflected or reserved in a balance sheet or the notes thereto under generally accepted accounting principles.

                  2.5 Taxes. eLocity has filed all United States federal, state, county, local and foreign national, provincial and local tax returns and reports which were required to be filed on or prior to the date hereof, and has paid all Taxes (and any related penalties, fines and interest) which have become due pursuant to such returns or reports or pursuant to any assessment which has become payable, or, to the extent its liability for any Taxes (and any related penalties, fines and interest) has not been fully discharged, the same have been properly reflected as a liability on the books and records of eLocity and adequate reserves therefor have been established. All such returns and reports filed on or prior to the date hereof have been properly prepared and are true, correct (and to the extent such returns reflect judgments made by eLocity, such judgments were reasonable under the circumstances) and complete in all material respects. No extension for the filing of any such return or report is currently in effect. No tax return or tax return liability of eLocity has been audited or, presently under audit. All taxes and any penalties, fines and interest which have been asserted to be payable as a result of any audits have been paid. eLocity has not given or been requested to give waivers of any statute of limitations relating to the payment of any Taxes (or any related penalties, fines and interest). There are no claims pending or, to the knowledge of eLocity, threatened, against eLocity for past due Taxes. All payments for withholding taxes, unemployment insurance and other amounts required to be paid for periods prior to the date hereof to any governmental authority in respect of employment obligations of eLocity, have been paid or shall be paid prior to the Closing and have been duly provided for on the books and records of eLocity.

                  2.6      Compliance with Law.
                           -------------------
                  (a) eLocity is not conducting its respective business or affairs in material violation of any applicable federal, state or local law, ordinance, rule, regulation, court or administrative order, decree or process, or any requirement of insurance carriers. eLocity has not received any notice of violation or claimed violation of any such law, ordinance, rule, regulation, order, decree, process or requirement.

                  (b) eLocity is in compliance in all material respects with all applicable federal, state, local and foreign laws and regulations relating to the protection of the environment and human health. There are no claims, notices, actions, suits, hearings, investigations, inquiries or proceedings pending or, to the knowledge of Sellers, threatened against eLocity that are based on or related to any environmental matters or the failure to have any required environmental permits, and there are no past or present conditions that eLocity has reason to believe are likely to give rise to any material liability or other obligations of eLocity under any environmental laws.

                  2.7 Ordinary Course. Since December 31, 2001, the date of the last audit, eLocity has conducted its business, maintained its real property and equipment and kept its books of account, records and files, substantially in the same manner as previously conducted, maintained or kept and solely in the ordinary course; it being understood and acknowledged that eLocity has been substantially reducing its operations for some time.

                  2.8 Litigation. (a) There is no claim, dispute, action, suit, proceeding or investigation pending or, to the knowledge of Sellers, threatened, against or affecting the business of eLocity, or challenging the validity or propriety of the transactions contemplated by this Agreement, at law or in equity or admiralty or before any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, nor to the knowledge of eLocity, has any such claim, dispute, action, suit, proceeding or investigation been pending or threatened, during the 12-month period preceding the date hereof; (b) there is no outstanding judgment, order, writ, ruling, injunction, stipulation or decree of any court, arbitrator or federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, against or materially affecting the business of eLocity; and
(c) eLocity has not received any written or verbal inquiry from any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality concerning the possible violation of any law, rule or regulation or any matter disclosed in respect of its business.

                  2.9 Certificate of Incorporation and By-laws; Minute Books. The copies of the Certificate of Incorporation and By-laws (or similar governing documents) of eLocity, and all amendments to each are true, correct and complete. The minute books of eLocity contain true and complete records of all meetings and consents in lieu of meetings of their respective Board of Directors (and any committees thereof), or similar governing bodies, since the time of their respective organization. The stock books of eLocity are true, correct and complete.

                  2.10     Purchase for Investment.
                           -----------------------

                  (a) The Company is purchasing the eLocity Shares for investment for the Company's own account and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the Company has no present intention of selling, granting any participation in, or otherwise distributing the same. The Company further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant a participation to such person or to any third person, with respect to any of the eLocity Shares.

                  (b) The Company understands that the eLocity Shares are not registered under the Securities Act of 1933 (the "Act") and that the sale by Sellers is not a violation of the Act.

                  2.11 Restricted Securities. The Company understands that the eLocity Shares may not be sold, transferred, or otherwise disposed of without registration under the Act or an exemption therefrom, and that in the absence of an effective registration statement covering the eLocity Shares or any available exemption from registration under the Act, the eLocity Shares must be held indefinitely. The Company is aware that the eLocity Shares may not be sold pursuant to Rule 144 promulgated under the Act unless all of the conditions of that Rule are met. Among the conditions for use of Rule 144 may be the availability of current information to the public about eLocity.

ARTICLE III

MISCELLANEOUS
                  3.1 Survival of Representations, Warranties and Agreements. All representa tions and warranties and statements made by a party to in this Agreement or in any document or certificate delivered pursuant hereto shall survive the Closing Date until one year from the Closing Date.

                  3.2 Notice. All communications, notices, requests, consents or demands given or required under this Agreement shall be in writing and shall be deemed to have been duly given when delivered to, or received by prepaid registered or certified mail or recognized overnight courier addressed to, or upon receipt of a facsimile sent to, the party for whom intended, as follows, or to such other address or facsimile number as may be furnished by such party by notice in the manner provided herein:

                  If to the Company:
                           26 Blue Anchor Cay Road
                           Coronado, California 92118
                     Attention: Sandra Jorgensen, President

                  If to the Sellers:
                           200 South Washington Blvd.,Suite 9
                           Sarasota, Florida 34236
                           Attention: Thomas Clay &
                               Mark Schellenberger

                  3.3 Entire Agreement. This Agreement, the Disclosure ---------------- Schedule and any instruments and agreements to be executed pursuant to this Agreement, sets forth the entire understanding of the parties hereto with respect to its subject matter, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the parties hereto. No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance. Failure of any party to enforce any pro vision of this Agreement shall not be construed as a waiver of its rights under such provision.

                  3.4 Successors and Assigns. This Agreement shall be binding upon, enforceable against and inure to the benefit of, the parties hereto and their respective heirs, administrators, executors, personal representatives, successors and assigns, and nothing herein is intended to confer any right, remedy or benefit upon any other person. This Agreement may not be assigned by any party hereto except with the prior written consent of the other parties, which consent shall not be unreasonably withheld.

                  3.5 Governing Law. This Agreement will be construed and enforced in accordance with and governed by the laws of the State of California, except for matters arising under the Act, without reference to principles of conflicts of law. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the States of California or Florida in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of such proceeding in such jurisdictions. Each party hereby agrees that if another party to this Agreement obtains a judgment against it in such a proceeding, the party which obtained such judgment may enforce same by summary judgment in the courts of any country having jurisdiction over the party against whom such judgment was obtained, and each party hereby waives any defenses available to it under local law and agrees to the enforcement of such a judgment. Each party to this Agreement irrevocably consents to the service of process in any such proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address set forth herein. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law.

                  3.6 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  3.7 Construction. Headings contained in this Agreement are for convenience only and shall not be used in the interpretation of this Agreement. References herein to Articles, Sections and Exhibits are to the articles, sections and exhibits, respectively, of this Agreement. The Disclosure Schedule is hereby incorporated herein by reference and made a part of this Agreement. As used herein, the singular includes the plural, and the masculine, feminine and neuter gender each includes the others where the context so indicates.

                  3.8 Severability. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be interpreted and enforceable as if such provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

   IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first set forth above.

Anchor Holdings, Ltd.


By:      /S/ Sandra Jorgensen
         ----------------------------------
Name:    Sandra Jorgensen, as President


The Sellers



By:       /S/ Thomas Clay
         -----------------------------------
Name:    Thomas Clay, as an individual



By:       /S/ Mark Schellenberger
         ------------------------------------------
Name:    Mark Schellenberger, as an individual










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